SUB-ITEM 77(i)

                            TERMS OF NEW OR AMENDED
                                   SECURITIES

                               AIM GROWTH SERIES


In June 2001, the Board of Trustees authorized a limited reopening of AIM Small Cap Growth fund (the "Fund") to retirement plans qualified under Sections 401, 403 (only to the extent they are maintained by organizations established pursuant to Section 501(c)(3)) and 457 of the Internal Revenue Code ("the Code") and Qualified State Tuition Programs created and maintained pursuant to
Section 529 of the Code. Existing shareholders of the Fund who maintain open accounts are permitted to continue to make additional investments in the Fund. During the closed period, the Fund may impose different standards for additional investments.